SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

05 June 2014

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

4 June 2014

LLOYDS BANKING GROUP ANNOUNCES THE SALE OF A PORTFOLIO OF UK COMMERCIAL REAL ESTATE LOANS

Lloyds Banking Group plc (the Group) announces today that it has agreed the sale of a portfolio of UK commercial real estate loans (the Portfolio) to Promontoria Holding 109 B.V., which is an affiliate of Cerberus Global Investors, for a cash consideration of £352 million. The transaction is part of the Group's continued non-core run-off portfolio asset reduction programme.

The gross assets subject to the transaction are £536 million and generated a loss of £17 million in the year to 31 December 2013. The sale proceeds will be used for general corporate purposes and the transaction is not expected to have a material impact on the Group, including on its capital position, due to existing provisions taken against these assets.

The transaction is expected to complete in the second half of 2014.

- END -

For further information:

Investor Relations
Charles King +44 (0) 20 7356 3537
Investor Relations Director
Email: charles.king@finance.lloydsbanking.com

Corporate Affairs
Emile Abu-Shakra +44 (0) 20 7356 1878
Head of Media Relations, SME Banking
Email:
emile.abu-shakra@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Group or the Group's management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to future events and circumstances that will or may occur. The Group's actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of factors, including, but not limited to, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, including as a result of the Group's Simplification programme; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; risks concerning borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability and the impact of any sovereign credit rating downgrade or other sovereign financial issues; market-related risks including changes in interest rates and exchange rates; changing demographic and market-related trends; changes in customer preferences; changes to laws, regulation, accounting standards or taxation, including as a possible result of the referendum on Scottish independence and also including changes to regulatory capital or liquidity requirements; the policies and actions of governmental or regulatory authorities in the UK and other jurisdictions in which the Group operates; the implementation of the Bank Recovery and Resolution Directive and Banking Reform Act; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to satisfactorily dispose of certain assets or otherwise meet the Group's EC State aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations, market disruptions and illiquid markets; the effects of competition and the actions of competitors, including non-bank financial services and lending companies; exposure to regulatory scrutiny, legal proceedings, regulatory and competition investigations or complaints, and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements. The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title: Investor Relations Director

Date: 05 June 2014